                                                                       Exhibit 3



                       INFORMATION CONCERNING THE COMPANY

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the beneficial ownership of Common Stock of the Company by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each current director, (iii) each executive officer named in the Summary Compensation Table below, and (iv) all current directors and executive officers as a group as of September 27, 1993:

                                                                                            Percent of
        Name of Individual or Group (Number in Group)           Number of Shares(1)       Outstanding(1)
        ---------------------------------------------           -------------------       --------------
 Electronic Data Systems Corporation . . . . . . . . . . .         4,008,535(2)                17.5%
   7171 Forest Lane
   Dallas, TX 75230

 Hewlett-Packard Company . . . . . . . . . . . . . . . . .         2,004,268(2)                 8.7%
   3000 Hanover Street
   Palo Alto, CA 94304

 The Capital Group, Inc. . . . . . . . . . . . . . . . . .         1,322,000(3)                 5.8%
   333 South Hope Street
   Los Angeles, CA 90071

 Sandra L. Kurtzig . . . . . . . . . . . . . . . . . . . .         1,181,394(4)                 5.1%
   2440 W. El Camino Real
   Mt. View, CA 94039-7640

 Pier Carlo Falotti  . . . . . . . . . . . . . . . . . . .           263,464(5)                  *

 Thomas I. Unterberg . . . . . . . . . . . . . . . . . . .           117,500(6)                  *

 David Sohm  . . . . . . . . . . . . . . . . . . . . . . .            76,675                     *

 Eric D. Carlson . . . . . . . . . . . . . . . . . . . . .            67,787                     *

 Leslie E. Wright  . . . . . . . . . . . . . . . . . . . .            65,090                     *

 Michael A. Laven  . . . . . . . . . . . . . . . . . . . .            26,240                     *

 Paul C. Ely, Jr.  . . . . . . . . . . . . . . . . . . . .            14,800

 Robert H. Waterman, Jr. . . . . . . . . . . . . . . . . .            13,800

 Robert N. Sharpe  . . . . . . . . . . . . . . . . . . . .             4,600(7)

 All current directors and executive officers
   as a group (10 persons) . . . . . . . . . . . . . . . .         1,831,350(4,5,6,7)

- ------------------------
* Less than 1 percent.

(1) Includes the following shares subject to outstanding options which were exercisable at September 27, 1993 or within 60 days of such date:
         Mr. Falotti, 83,333; Mr. Unterberg, 2,400; Mr. Sohm, 68,959; Dr. Carlson, 60,605; Mr. Wright, 64,896; Mr. Laven, 260,036; Mr. Ely,
         9,800; Mr. Waterman, 7,800; Mr. Sharpe, 4,600; all current directors and executive officers as a group, 328,429. Also includes shares held in trust pursuant to the Company's 401(k) Plan as follows: Ms. Kurtzig, 182; Mr. Falotti, 78; Mr. Sohm, 209;
         Mr. Wright, 195; Mr. Carlson, 182; Mr. Laven, 204.

(2) Pursuant to a Common Stock Purchase Agreement entered into in August 1990 between the Company, Electronic Data Systems Corporation ("EDS") and Hewlett-Packard Company ("HP"), EDS and HP have the rights to maintain their respective percentage ownership interests in the Company, to nominate a person to the Company's Board of Directors and to have these shares registered for sale under applicable securities laws. In addition, that agreement gives the Company a right of first refusal to purchase any of these shares and the right to approve or reject a proposed sale of all or part of those shares.

(3) Based on a Schedule 13G filed for the calendar year ended December 31, 1992. Represents shares owned by accounts under the discretionary investment management of one or more of six investment management companies of which The Capital Group, Inc. is the parent company. The Capital Group, Inc. has disclaimed beneficial ownership of these shares.

(4) Includes 48,656 shares held in custodial accounts or trusts for her sons and 35,600 shares held in a foundation trust, as to which shares Ms. Kurtzig disclaims beneficial ownership.

(5) Includes 175,000 shares granted in July 1992 as a stock bonus award pursuant to the Company's 1991 Stock Plan. These shares are subject to vesting at the rate of 20% per year on each anniversary of the date he became a consultant of the Company (July 9, 1992); however all shares become fully vested if, within one year following a change of control, Mr. Falotti's employment is involuntarily terminated or there is a significant reduction in his job responsibilities or compensation. Unvested shares are subject to reacquisition by the Company at no cost to the Company on termination of Mr. Falotti's employment prior to vesting.

(6) Includes 3,000 shares owned by Mr. Unterberg's spouse, as to which shares he disclaims beneficial ownership.

(7) Excludes 4,008,535 shares owned by EDS. Mr. Sharpe is a corporate officer of EDS; in that capacity he does not have sole, but may have shared, investment or voting power with respect to the shares. Mr. Sharpe disclaims beneficial ownership as to such shares.


EMPLOYEE BENEFIT PLANS

         The following is a brief summary of certain plans in effect during the fiscal year ended June 30, 1993 under which officers and employees of the Company received benefits.

         Incentive Bonus Plan. The Board of Directors has adopted an incentive bonus plan pursuant to which officers and other key employees can earn annual cash bonuses, conditioned on achievement of specified Company and business unit goals as well as personal and departmental objectives.

         Employee Stock Option Plans. The Company's 1982 Incentive Stock Option Plan (the "1982 Plan") was adopted by the Board of Directors and approved by the stockholders in 1982. A total of 3,400,000 shares of Common Stock were reserved for issuance upon exercise of options. As a result of the expiration of the 1982 Plan in August 1992, no further options may be granted thereunder.

         In connection with the 1990 acquisition of Ingres Corporation ("Ingres"), the Company assumed all of the options granted to employees of Ingres and its subsidiaries pursuant to Ingres' 1984 Incentive Stock Option Plan and 1986 Supplemental Stock Option Plan (collectively, the "Ingres Plans").

         In August 1991, the Board adopted the 1991 Stock Plan (the "1991 Plan") under which the Board or its designated committee is authorized to grant incentive or nonstatutory stock options, stock appreciation rights, restricted stock, stock bonus or long-term performance stock awards to employees and consultants of the Company and its subsidiaries. Stockholders of the Company approved the 1991 Plan in November 1991. A total of 3,200,000 s hares have been reserved under this plan, including the 1,200,000 shares for which stockholder approval is being sought at this meeting. The grant of options or other awards under the 1991 Plan to employees, including the executive officers named in the Summary Compensation Table appearing in this Proxy Statement (the "Named Officers"), is subject to the discretion of the administrator of the Plan (i.e., the Board of Directors or its Compensation Committee). As of the date of this Proxy Statement, there has been no determination by the Administrator with respect to future awards under the 1991 Plan. Non-employee directors are not eligible to participate in the 1991 Plan. The following table sets forth information with respect to the grant of options to the Named Officers, to all current executive officers as a group and to all employees as a group during the fiscal year ended June 30, 1993:

                 Name of Individual or                                            Weighted Average Exercise Price
            Identity of Group and Position                Options Granted(#)              Per Share ($/sh)
 ---------------------------------------------------      ------------------      -------------------------------
 Pier Carlo Falotti, President and CEO . . . . . . .            250,000                      $10,000

 Leslie E. Wright, Executive VP and Chief Financial                                          $12,875
 and Administrative Officer  . . . . . . . . . . . .             30,000

 Eric D. Carlson, Executive VP . . . . . . . . . . .             25,000                      $12,875

 Michael A. Laven, Executive VP  . . . . . . . . . .             25,000                      $12,875

 All current executive officers as a group . . . . .            330,000                      $10,697

 All other employees as a group  . . . . . . . . . .            677,200                      $14,148

         Under each of these option plans, options are granted at exercise prices equal to the fair market value on the date of grant, have 10-year terms and generally become exercisable over a four-year period. Under all of these plans, as of June 30, 1993, options to purchase an aggregate of 2,843,080 shares of Common Stock had been exercised, options to purchase 2,907,722 shares were outstanding (including 573,171 shares covered by options assumed by the Company in the Ingres acquisition) and held by 1,406 employees at exercise prices ranging from $0.4247 to $23.75, and 458,234 shares remained available for future grant.

         Employee Stock Purchase Plans. In May 1990, the Board adopted the 1990 Employee Stock Purchase Plan (the "1990 ESPP"). Stockholders approved the 1990 ESPP in November 1990. Under the 1990 ESPP, 750,000 shares were reserved for issuance. The 1990 ESPP permitted a participant to purchase shares of the Company's Common Stock at 85% of the lessor of (i) the fair market value of such stock at the beginning of a two-year offering period or (ii) the fair market value of such stock at the end of each six-month purchase period within the two-year offering period. Generally, all full-time officers and employees of the Company and any of its U.S. subsidiaries are eligible to participate in the 1990 ESPP. The 1990 ESPP terminated on May 31, 1993 as all shares authorized for issuance thereunder had been issued. In March 1993, the Board adopted the 1993 Employee Stock Purchase Plan (the "1993 Plan"), subject to stockholder approval (which approval is being sought at this meeting). The 1993 Plan, under which 500,000 shares have been reserved for issuance, is identical to the 1990 Plan except that offering periods are only six months in duration and are coincident with purchase periods. As a result, the purchase price is reset every six months. As of June 30, 1993, approximately 1,374 persons were eligible to participate in the 1993 Plan, of whom 658 were participating.

         In January 1992, the Board adopted the 1992 Overseas Employee Stock Purchase Plan (the "1992 ESPP"). Stockholder approval was not required for the 1992 ESPP. The 1992 ESPP is now in all material respects identical to the 1993 Plan, except that only persons who are employees of the Company's foreign subsidiaries at the time of enrollment are eligible to participate. At June 30, 1993, 938 persons were eligible to participate in the 1992 ESPP, of whom 154 were participating.

         Participation in the 1993 Plan is voluntary and is dependent on each eligible employee's election to participate in his or her determination as to the level of payroll deductions. Accordingly, future purchases under the 1993 Plan are not determinable. Non-employee directors are not eligible to participate in the 1993 Plan. No purchases have been made under the 1993 Plan since its adoption by the Board. Purchases were made under the 1990 ESPP, which was a similar plan. The following table sets forth certain information regarding shares purchased under the 1990 ESPP during the last fiscal year and the payroll deductions accumulated at the end of the last fiscal year in accounts under the 1993 Plan for each of the Named Officers who participated in the 1990 ESPP or the 1993 Plan, for all current executive officers as a group and for all other employees who participated in either of the purchase plans as a group:

               Name of Individual or                 Number of Shares       Dollar         Payroll Deductions at
          Identity of Group and Position               Purchased(#)      Values($)(1)      of Fiscal Year End($)
 -----------------------------------------------     ----------------   ---------------    ---------------------
 Pier Carlo Falotti, President and CEO . . . . .              131          $      228            $  7,500

 David Sohm, Vice President  . . . . . . . . . .              631          $    6,722            $  1,000

 All current executive officers as a group . . .              762          $    6,950            $  8,500

 All other employees as a group  . . . . . . . .          280,340          $2,418,644            $290,952

         The ASK Group 401(k) Plan: The Company has established The ASK Group 401(k) Plan (the "401(k) Plan") which is a qualified profit sharing plan and salary deferral program under the Federal tax laws and is administered by the Company. All employees of the Company (except certain specifically excluded classifications as defined in the plan) are eligible to participate after meeting certain minimum employment conditions. Participants may defer up to 15% of their eligible salary and contributes to the 401(k) Plan through payroll deductions. At the end of each quarter starting with the quarter ended March 31, 1992, the Company has agreed to contribute shares of its Common Stock to the plan. For the 1992 calendar year, shares of Common Stock were contributed in an amount equal to 50% of the first 3% of each participant's compensation contributed to the plan, up to a maximum Company contribution of $1,500 per participant per plan year. Effective January 1, 1993, the Company contributes shares of Common Stock having a value equal to 50% of a participant's contribution to the 401(k) Plan, up to a number of shares having a maximum value of $1,500 per participant per plan year. The Company contribution to a participant's 401(k) Plan account vests over the five-year period starting from his or her hire date; however, Company contributions made from January 1, 1992 through June 30, 1992 are fully vested. Each participant is fully vested in the portion of his or her account which he or she contributed.


COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's officers and directors, and persons who own more than ten percent of the Company's Common Stock, to file reports of initial ownership on Form 3 and changes in ownership on Form 4 or 5 with the Securities and Exchange Commission (the

"SEC"). Such officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all such forms that they file.

         The Company has historically prepared and filed the Section 16(a) forms for its officers and directors, based on responses to informational requests sent to such officers and directors at the end of each month. Based on a review of the copies of the Section 16(a) forms received by the Company and written representations from certain officers and directors that no Form 5 was required, the Company believes that, during the period July 1, 1992 through June 30, 1993, all Section 16(a) filing requirements applicable to the Company's officers and directors were complied with, except that the Company filed the following forms late on behalf of the identified officer and director: the Form 4 required of Eric Carlson for the month of November 1992 reporting six transactions was filed two days late; and the Form 4 for Paul C. Ely, Jr. for the month of December 1992 reporting one transaction was filed 17 days late.

                                 PROPOSAL NO. 1
                             ELECTION OF DIRECTORS

         A Board of five directors is to be elected at the meeting. Unless otherwise instructed, the proxy holders will vote the Proxies received by them for the Company's five nominees named below, all of whom are presently directors of the Company. In the event that any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner in accordance with cumulative voting as will assure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders. The Company is not aware of any nominee who will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until his or her successor has been elected and qualified.

         Vote Required. The five nominees for director receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted for them shall be elected as directors, whether or not such affirmative votes constitute a majority of the shares voted. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business, but have no other legal effect under Delaware law.

         Nominees. The names of the nominees, and certain information about them, are set forth in the following table.

                                                                                                      Director
              Name of Nominee                               Principal Occupation                       Since
              ---------------                               --------------------                      --------
 Paul C. Ely, Jr.  . . . . . . . . . . .     Partner, Alpha Partners                                    1989

 Pier Carlo Falotti  . . . . . . . . . .     President and Chief Executive Officer, The ASK             1992
                                             Group

 Robert N. Sharpe  . . . . . . . . . . .     Corporate Vice President, Electronic Data Systems          1991
                                             Corporation

 Thomas I. Unterberg . . . . . . . . . .     Partner, Unterberg Harris                                  1980

 Robert H. Waterman, Jr. . . . . . . . .     Chairman, The Waterman Group, Inc.                         1990

         The following is a summary of the principal occupations of each nominee during the past five years. There is no family relationship between any director or executive officer of the Company.

         In September 1992, Mr. Falotti became President and Chief Executive Officer of the Company. For more than 23 years before joining The ASK Group, Mr. Falotti, 51, worked for Digital Equipment Corporation's European operations, where he served for the last nine years as the President and Chief Executive Officer of Digital Equipment Corporation International -- Europe, a major computer manufacturer.

         Mr. Ely, 61, is a general partner of Alpha Partners, a venture capital fund. From December 1988 until July 1989, Mr. Ely served as an Executive Vice President and a director of Unisys Corporation, a computer manufacturer. Mr. Ely served as the Chairman and Chief Executive Officer of Convergent, Inc., a computer manufacturer, from October 1986 until it was acquired by Unisys in December 1988. Mr. Ely is also a director of Parker Hannifin Corporation and Tektronix Inc.

         Mr. Sharpe, 49, is a Corporate Vice President of EDS and has served as its Vice President, Business Development since October 1989. He has been employed by EDS in various management capacities since 1972. Pursuant to the Common Stock Purchase Agreement among ASK, EDS and Hewlett-Packard, Mr. Sharpe is EDS' designee to ASK's Board of Directors.

         Mr. Unterberg, 62, is a managing director of the investment banking firm of Unterberg Harris. From January 1987 to January 1989, Mr. Unterberg was an executive officer of the investment banking firm of Shearson Lehman Hutton Inc. Mr. Unterberg is also a director of AES Corporation, Electronics for Imaging, Inc., Systems and Computer Technology Corporation, Tandem Computers Corporation, and Xyvision, Inc.

         Mr. Waterman, 56, is the chairman of The Waterman Group, Inc., a research, writing, consulting and venture management company he started in 1986. He is the co-author of In Search of Excellence, and is the author of The Renewal Factor and Adhocracy: The Power to Change. Mr. Waterman also serves on the boards of AES Corporation, Boise Cascade Corporation, Inc. and McKesson, Inc.


BOARD AND COMMITTEE MEETINGS

         The Board of Directors held a total of seven meetings and took one action by unanimous written consent during the fiscal year ended June 30, 1993.

         The Board of Directors has two committees: the Audit Committee and the Compensation Committee. The Audit Committee of the Board of Directors currently consists of Messrs. Ely, Sharpe and Unterberg. The Audit Committee met twice during the fiscal year ended June 30, 1993. The Audit Committee recommends engagement of the Company's independent accountants, and is primarily responsible for approving the scope of the services performed by such accountants, as well as reviewing and evaluating the Company's accounting principles and its system of internal accounting controls. The Compensation Committee of the Board of Directors, currently consisting of Messrs. Ely and Waterman, held one meeting and took 13 actions by unanimous written consent during the fiscal year ended June 30, 1993. The Compensation Committee grants options and other benefits under the Company's stock plans and makes recommendations to the Board of Directors regarding annual compensation levels for each of the Company's executive officers.

         No director served during the 1993 fiscal year attended fewer than 75% of the aggregate number of meetings of the Board of Directors and of the committees of the Board on which he served.


DIRECTOR COMPENSATION

         Standard Fees: Directors who are not employees of the Company are paid a fee of $1,500 per meeting attended and an annual retainer of $17,500 paid in quarterly installments.

         Deferred Compensation Plan for Directors: In August 1981, the Board of Directors adopted the Deferred Compensation Plan for Directors. Pursuant to this plan, directors' fees otherwise payable to a participating director are placed in an account under the plan for such director. At the end of each quarter, the amount in the director's account is converted into an equivalent number of stock units based upon the fair market value of the Company's Common Stock on the last business day of the quarter. Distributions of Common Stock from the director's account to the director are generally to be made in ten equal annual installments commencing within 60 days after the close of the first fiscal year after the earliest of the date such person ceases to be a director of the Company, the date such person retires or otherwise ceases to engage in his or her principal occupation, or the date of termination of the plan. At the election of the participant made at least six months prior to the occurrence of an event triggering distribution, the participant may receive distributions in five equal annual installments. Furthermore, the Company may at its option make a single distribution and/or distribute cash representing the fair market value of the Common Stock corresponding to the stock units in the participant's account, in lieu of making a distribution of Common Stock. The plan may at any time be amended or terminated by the Board of Directors, but may not affect amounts previously credited to a participant's deferred compensation account. As of September 27, 1993, there are 8,884 share units in the account established under the plan for Mr. Unterberg.

         1986 Director Option Plan. The Company's 1986 Director Option Plan (the "1986 Plan") was adopted by the Board of Directors in October 1986 and was approved by the stockholders of the Company at the 1987 Annual Meeting. A total of 150,000 shares of Common Stock have been reserved for issuance thereunder. The 1986 Plan generally provides that each director who is not also an employee of the Company (a "Non- Employee Director") shall automatically be granted an option to purchase 10,000 shares of the Company's Common Stock when such Non-Employee Director first becomes a director of the Company. At the time of adoption of the 1986 Plan, existing Non-Employee Directors who had been directors continuously since January 1, 1986, received options for 6,000 shares and other Non-Employee Directors received options to purchase 10,000 shares. During each year following the initial grants described above, each Non-Employee Director will automatically be granted an additional option to purchase 3,000 shares under the 1986 Plan. The exercise price of the options granted under the 1986 Plan is equal to the fair market value of the Company's Common Stock on the date of grant. During the fiscal year ended June 30, 1993, options covering 3,000 shares having an exercise price of $12.875 were granted to each of Messrs. Ely, Sharpe, Unterberg and Waterman under the 1986 Plan. Mr. Unterberg was the only director to exercise options granted under the 1986 Plan during the fiscal year ended June 30, 1993 and he purchased 16,600 shares on such exercise with an aggregate Value Realized of $245,738. The term "Value Realized" is the difference between the fair market value of the Company's Common Stock on the date of exercise and the exercise price. As of June 30, 1993, there were 52,200 shares covered by options outstanding under the 1986 Plan held by four non-employee directors with an average weighted exercise price of $7.9037 per share.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Directors Paul C. Ely, Jr. and Robert H. Waterman, Jr. are the two present members of the Compensation Committee of the Company's Board of Directors. Sandra L. Kurtzig was a member of the Compensation Committee from June 1993 until her resignation as Chairman of the Company in September 1993. During Ms. Kurtzig's tenure as a member of the Compensation Committee, no matters came before the Committee regarding her compensation.

         No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

                                 PROPOSAL NO. 2

             RATIFICATION OF THE 1993 EMPLOYEE STOCK PURCHASE PLAN

         In March 1993, the Board of Directors adopted the 1993 Employee Stock Purchase Plan (the "1993 Plan") under which 500,000 shares of Common Stock were reserved for issuance. The Plan took effect on June 1, 1993 and is designed to replace the Company's 1990 Employee Stock Purchase Plan, which terminated on May 31, 1993.

         The Board of Directors believes that the 1993 Plan is important to attract, motivate and retain domestic employees essential for the success of the Company and its subsidiaries, particularly in an industry whose participants continue to expand and develop innovative benefits programs. An employee stock purchase plan is a common employee benefit program which all of the Company's principal competitors offer to their respective employees and the Board believes that the 1993 Plan, together with the other benefit programs the Company offers it eligible employees, provides a competitive benefits program.

         Vote Required: The affirmative vote of a majority of the Votes Cast on this proposal is required to ratify the adoption of the 1993 Plan.

         Summary of the Provisions of the 1993 Plan. The provisions of the 1993 Plan and the federal income tax consequences relating to the 1993 Plan are summarized in Appendix A to this Proxy Statement.

          THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE
            "FOR" ADOPTION OF THE 1993 EMPLOYEE STOCK PURCHASE PLAN.


                                 PROPOSAL NO. 3

       APPROVAL OF INCREASE IN SHARES RESERVED UNDER THE 1991 STOCK PLAN

         In August 1991, the Board of Directors adopted the 1991 Stock Plan (the "1991 Plan"). The Company's stockholders approved the 1991 Plan in November 1991. In July 1993, the Board amended the 1991 Plan to increase the number of shares reserved for issuance thereunder by 1,200,000. The Board is seeking stockholder approval of this increase.

         Vote Required: The affirmative vote of a majority of the Votes Cast on this proposal is required to ratify the increase in the shares reserved under the 1991 Plan.

         Summary of the Provisions of the 1991 Plan: Summaries of the provisions of the 1991 Plan and of the federal income tax consequences relating to the plan are set forth in Appendix B to this Proxy Statement.


          THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE INCREASE TO THE SHARES RESERVED UNDER
                              THE 1991 STOCK PLAN.

                                 PROPOSAL NO. 4

            APPROVAL OF AUTOMATIC ANNUAL INCREASE IN SHARES RESERVED
                           UNDER THE 1991 STOCK PLAN

         The Board of Directors approved an amendment to the 1991 Plan in July 1993 by which the number of shares reserved for issuance under the 1991 Plan will automatically increase on July 1 of each year commencing with July 1, 1996, by a number of shares equal to 4% of the Company's outstanding shares on the immediately preceding June 30. All of the additional shares will be eligible for issuance as incentive stock options, nonstatutory options or other awards under the 1991 Plan.

         The purpose of this amendment is to provide a mechanism to ensure the availability of sufficient shares for options and other grants under the 1991 Plan in order to attract and retain qualified employees. The Board believes that the share increase under Proposal No. 3, together with the shares remaining available for grant under the 1991 Plan as of the date hereof, are sufficient to cover the expected use of shares through fiscal 1996.

         Summary of the Provisions of the 1991 Stock Plan: The essential features of the 1991 Plan (other than the automatic increase which is the subject of this Proposal No. 4) are set forth in Appendix B to this Proxy Statement.

         Vote Required: The affirmative vote of a majority of the Votes Cast on this proposal is required to ratify the adoption of the 1993 Plan.

          THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE
             "FOR" APPROVAL OF THE AUTOMATIC ANNUAL INCREASE IN THE
                    SHARE RESERVE UNDER THE 1991 STOCK PLAN.

                                 PROPOSAL NO. 5

                      APPOINTMENT OF INDEPENDENT AUDITORS

         The Board of Directors has selected Ernst & Young to act as its independent auditors with respect to the financial statements of the Company for the fiscal year ending June 30, 1994. Representatives of Ernst & Young are expected to be present at the meeting with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

         The affirmative vote of the holders of a majority of the Votes Cast on this proposal is required to ratify the appointment of Ernst & Young.

          THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS.

                      COMPENSATION OF EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

         The Securities and Exchange Commission has promulgated new rules significantly changing the disclosure requirements relating to executive compensation since the Company's last proxy statement. Therefore, the following tables and narrative description of executive compensation are substantially different from those contained in the Company's previous proxy statements.

         The following table shows, as to the Chief Executive Officer and each of the four other most highly compensated executive officers whose salary plus bonus exceeded $100,000 in fiscal 1993, information concerning compensation paid for services to the Company in all capacities during the fiscal year ended June 30, 1993, as well as total compensation paid to each such individual for the Company's two previous fiscal years (if such person was the Chief Executive Officer or an executive officer, as the case may be, during any part of such fiscal year). The principal positions are those held by the named individual as a corporate officer of The ASK Group, Inc. on June 30, 1993.

                        SUMMARY COMPENSATION TABLE(1)


                                         Annual Compensation                   Compensation
                              -----------------------------------------  -------------------------
                                                         Other Annual      Awards     Restricted       All Other
 Name and Principal Position  Year Salary($)   Bonus($) Compensation($)  Options(#)     Stk($)       Compensation($)
 ---------------------------- ---- --------- ---------- ---------------  ----------  -------------  ----------------
 Pier Carlo Falotti  . . . .  1993  $500,000   $100,000     $42,000(2)    250,000      $1,750,000(3)   $861,500(4)
   President and Chief
   Executive Officer

 Leslie E. Wright  . . . . .  1993  $209,167   $      0         N/A        30,000            N/A       $  1,500(5)
   Executive Vice President   1992  $200,000   $      0          --        20,000            N/A             --
   and Chief Financial        1991  $186,875   $ 60,000          --        50,000            N/A             --
   Administrative Officer

 Eric D. Carlson . . . . . .  1993  $220,001   $      0     $ 1,421        25,000            N/A       $  1,500(5)
   Executive Vice President   1992  $200,000   $      0          --        20,000            N/A             --
                              1991  $195,960   $ 60,000          --       200,000(6)         N/A             --

 Michael A. Laven  . . . . .  1993  $198,000   $ 42,490     $34,490(7)     25,000            N/A       $  1,500(5)
   Executive Vice President

 David Sohm  . . . . . . . .  1993  $148,000   $      0     $57,498(8)          0            N/A       $  1,500(5)
   Vice President             1992  $147,000   $      0          --        10,000            N/A             --
                              1991  $134,167   $ 35,000          --        27,500            N/A             --

(1) Information for fiscal 1992 and 1991 is excluded from the "Other Annual Compensation" and "All Other Compensation" columns pursuant to the SEC's transition rules.

(2) Other Annual Compensation represents reimbursements for automobiles outside the Company's standard relocation policy as agreed to in Mr. Falotti's offer of employment. See also "Management Transactions" below.

(3) At June 30, 1993, Mr. Falotti held 175,000 shares of restricted stock having a value of $1,881,250. Such shares vest in five equal annual installments on the anniversary of the date of grant. Accordingly, of such shares, 70,000 will vest in under three years from their date of grant. Restricted stock is entitled to receive any dividends paid to holders of Common Stock generally, which dividends are held in escrow until the related shares vest. See also "Management Transactions" below.

(4) "All Other Compensation" represents $1,500 in value of Common Stock contributed by the Company pursuant to its 401(k) plan and $860,000 as the aggregate amount the Company has agreed to provide Mr. Falotti under his employment offer over the first five years of his employment to partially cover the cost of obtaining certain disability and retirement benefits similar to those provided him by his prior employer and related taxes. See also "Management Transactions" below.

(5) Represents $1,500 in value of Common Stock contributed by the Company pursuant to its 401(k) plan.

(6) Includes options to purchase 100,000 shares that were granted and canceled in fiscal 1991 in connection with a regrant.

(7) Represents provisions of certain amounts and reimbursements of certain expenses (including property management fees) outside the Company's standard relocation policy in connection with Mr. Laven's relocation in the U.S.

(8) Represents (i) $40,450 in reimbursements of certain mortgage payment obligations of Mr. Sohm and his wife outside the Company's standard relocation policy and (ii) tax reimbursement payments on his relocation assistance.

         The Company's 1991 Stock Plan provides for the grant of options to employees and consultants of the Company. The following table shows, as to the individuals named in the Summary Compensation Table above who were granted options during the fiscal year ended June 30, 1993, information concerning stock options granted during that fiscal year.


                      OPTION GRANTS IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS(1)
                           ------------------------------------------------------
                                          % of Total
                                            Options
                                          Granted to                                POTENTIAL REALIZABLE VALUE AT ASSUMED
                                           Employees     Exercise                        ANNUAL RATES OF STOCK PRICE
                             Options       in Fiscal      Price       Expiration       APPRECIATION FOR OPTION TERM(2)
           Name            Granted (#)      Year(3)     ($/Sh)(4)        Date              5%($)              10%($)
 -----------------------   ------------  ------------  -----------   ------------   -------------------   ---------------
 Pier Carlo Falotti  . .     250,000        24.8%        10,000        07/09/02         $1,572,250          $3,984,250

 Leslie E. Wright  . . .      30,000         3.0%        12,875        07/30/02         $  242,911          $  615,583

 Eric D. Carlson . . . .      25,000         2.5%        12,875        07/30/02         $  202,425          $  512,986

 Michael A. Laven  . . .      25,000         2.5%        12,875        07/30/02         $  202,425          $  512,986

(1) The material terms of the options described in this table are as follows: The exercise price is determined by the Board of Directors or its Compensation Committee (the "Administrator") and may not be less than 100% of the fair market value of the Common Stock on the date the option is granted. The term of the option is 10 years from the grant date and may be exercised only while the optionee is an employee or a consultant to the Company and for 30 days after termination of the employment or consulting arrangement (six months or one year after termination if termination is due to the optionee's permanent disability or death, respectively). The option becomes exercisable as to 25% of the shares covered by the option on the first anniversary of the grant date and as to the balance in 36 monthly installments thereafter. The option becomes fully vested and exercisable in the event of a "change of control", unless the Administrator determines otherwise. A "change of control" occurs if a person as defined in the Securities Exchange Act of 1934 becomes the direct or indirect beneficial owner of 50% or more of the outstanding Common Stock or the stockholders approve the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation.

(2) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

(3) Based on options to purchase an aggregate of 1,077,200 shares of Common Stock granted during fiscal 1993 to all employees.

(4) The Administrator of the Option Plan has broad discretion to amend or exchange outstanding options, including repricing options.

         The following table shows, as to the individuals named in the Summary Compensation Table above, information concerning stock options exercised during the fiscal year ended June 30, 1993:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                           Shares                                                        Value of Unexercised
                          Acquired         Value          Number of Unexercised        In-the-Money Options at
                        on Exercise     Realized(1)   Options at Fiscal Year-End(#)     Fiscal Year-End($)(2):
                       -------------   ------------   -----------------------------   ---------------------------
         Name               (#)             ($)       Exercisable     Unexercisable   Exercisable   Unexercisable
 --------------------  -------------   ------------   -----------     -------------   -----------   -------------
                                0             N/A             0          250,000       $      0       $187,500

 Leslie E. Wright . .      29,000        $512,750        46,927           53,073       $238,960       $ 94,165

 Eric D. Carlson  . .      27,000        $396,563        42,688           60,312       $214,321       $165,304

 Michael A. Laven . .      23,900        $421,112        11,724           51,464       $ 35,971       $ 81,271

 David Sohm . . . . .      15,000        $166,250        64,271           13,229       $282,911       $ 36,933

(1) Value realized is equal to the fair market value of the Company's Common Stock on the date of exercise, minus the exercise price.

(2) Value of unexercised options is equal to the fair market value of the Company's Common Stock at the end of fiscal 1993 ($10.75 per share) minus the exercise price.


MANAGEMENT TRANSACTIONS

         Pier Carlo Falotti: In June 1992, the Company gave Pier Carlo Falotti an employment offer letter pursuant to which he would become the President and Chief Executive Officer of The ASK Group. Until such time as Mr. Falotti obtained U.S. work permits, he provided services as a consultant. Under the employment arrangement, Mr. Falotti was to be paid as follows: $600,000 base annual salary and a $200,000 bonus during his first year of employment (payable $100,000 in fiscal 1993 on his first day of employment and $100,000) at the end of his first year of employment which occurred in fiscal 1994);

minimum $800,000 base annual salary and bonus during his second year of employment; and a minimum combined base annual salary and bonus of $700,000 during his third and subsequent years of employment.

         Under the Company's 1991 Stock Plan, the Board granted Mr. Falotti 175,000 shares of the Company's Common Stock as a stock bonus award (the "Restricted Shares") and options to purchase 250,000 shares of Common Stock. The Restricted Shares vest in five equal annual installments on each of the first five anniversary dates of the grant. The options have standard vesting; i.e., they vest and become exercisable to the extent of 25% of the shares on the first anniversary of the grant, with the balance vesting in 36 monthly installments thereafter.

         Mr. Falotti is entitled to participate in all of the Company's benefit plans, including its employee stock purchase plan, medical programs and relocation packages. In addition, the Company provided Mr. Falotti interim housing and paid him $42,000 as a one-time automobile allowance. The Company has also agreed to provide Mr. Falotti with a payment of $172,000 for each of the first five years of his employment with The ASK Group toward the costs of obtaining disability and retirement benefits similar to those provided under his prior employer's defined benefit pension program and related taxes.

         The Company also will pay Mr. Falotti an additional sum to reimburse him for the additional U.S. and California income taxes incurred as a result of the reimbursement of relocation expenses and the automobile allowance.

         The Company has agreed that if Mr. Falotti's employment with the Company (or a subsidiary of the Company) is terminated other than by his voluntary resignation and other than within one year following a change of Control, it will pay severance on regular pay dates at a rate based on the average of the prior two years' annual base salary and incentive bonus (such average referred to as the "Severance Base"). These severance payments will continue from the date of such termination until the earlier of the date he becomes reemployed or the following anniversaries of his employment termination date: the third anniversary, if termination occurs during his first year of employment; the second anniversary, if termination occurs during his second or third year of employment; and the first anniversary, if the termination occurs thereafter. If Mr. Falotti's employment is terminated within a year following a Change of Control, the Company, or its successor, will pay him the Severance Base. In addition, in the event of a Change of Control, the Restricted Shares and the Stock Options will be fully vested on the date of the Change of Control. A "Change of Control" for purposes of the arrangements with Mr. Falotti, and for Messrs. Wright and Carlson described below, is defined as the acquisition by a person or group of 50% or more of the Company's Common Stock or a transaction requiring stockholder approval and involving either the sale of all or substantially all of the assets of the Company or the merger of The ASK Group with or into another company.

         Leslie Wright: In November 1989, the Board agreed that all options granted and to be granted to Mr. Wright would become fully exercise in the event of a Change of Control.

         Eric Carlson: Under the employment offer letter to Eric D. Carlson, the Company has agreed to pay him the greater of six months' salary or the severance amount then in effect for executive officers if termination occurs other than following a Change of Control. If termination occurs within one year following a Change of Control because the position is eliminated or the officer's duties and responsibilities are significantly reduced, the officer will receive twelve months' salary. If a Change of Control occurs, the stock options granted Dr. Carlson will become fully vested and exercisable.

         David Sohm: In Fiscal 1993, the Company paid Mr. Sohm $43,556 of relocation expense reimbursement and resettlement allowances associated with his move to Santa Rosa to manage the Company's Data 3 business unit; these payments were in accordance with standard employee relocation policy. In addition, the Company reimbursed Mr. Sohm $57,498 of certain mortgage payment obligations of Mr. Sohm and his wife on the mortgage of his prior residence and on a second mortgage on his new residence and of federal and state taxes resulting from the relocation assistance. During fiscal 1993, the Company stopped the reimbursement of those mortgage payments when it loaned Mr. Sohm $375,000. Mr. Sohm used the proceeds of the loan to repay the second mortgage on his new residence. The $375,000 loan, which bore interest at 5% and matured no later than December 31, 1993, was repaid in full in April 1993 and Mr. Sohm's prior residence was sold.

         Sandra Kurtzig: In August 1992, the Board fully vested all stock options granted to Ms. Kurtzig when she stepped down as the Company's president and chief executive officer. At that time, the Board also agreed to provide to Ms. kurtzig and her sons during her lifetime all medical, dental and vision care benefits provided generally to employees of the Company. Ms. Kurtzig has entered into a noncompete agreement with the Company for a two-year period ending August 31, 1994. In September 1993, Ms. Kurtzig resigned from the Board of Directors and relinquished her position as Chairman. In September 1993, the Board agreed to provide Ms. Kurtzig at the Company's expense with a secretary and an office at a mutually agreeable location for at least three years.

         Dennis McGinn: Mr. McGinn was an executive officer of the Company until his employment termination in June 1993. In connection with his termination, the Company paid him six months' base salary and forgave the balance of principal ($80,000) and accrued interest under a five- year $120,000 loan bearing interest at the rate of 8.5% made to him as part of the Company's employment offer in December 1990. The largest amount outstanding under the loan during fiscal 1993 was $80.000.


         REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

         During fiscal 1993, directors Ely and Waterman served on the Compensation Committee of the Board of Directors (the "Committee"). Neither were employees of the Company. Ms. Kurtzig served on the Committee from June 1993 until her resignation as Chairman of the Company in September 1993. Acting under authority of the Board of Directors, the Committee is responsible for:

         . Determining compensation levels for the Company's chief executive officer (CEO") and the other executive officers.

         . Establishing the Company's general compensation policy for all executive officers.